SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2003

                               Fila Holding S.p.A
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                            Viale Cesare Battisti, 26
                              13900 Biella - Italy
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|       Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|       No |X|

Fila Press Release

For More Information, Contact:

Fila Holding S.p.A.
Investor Relations Office:
Elena Carrera +39 015 3506 246

            FILA HOLDING S.p.A. ANNOUNCES THIRD QUARTER 2003 RESULTS

(Biella, Italy, November 10th, 2003) - Fila Holding S.p.A. today reported its unaudited results for the third quarter ended September 30, 2003.

As previously announced, on June 10, 2003 Fila Holding S.p.A., which is owned for 98.2% by RCS MediaGroup, sold all its operating subsidiaries to Sport Brands International LLC. As a consequence, the results described below relate only to the remaining entity Fila Holding S.p.A. (previously the Fila group's holding company) and have been compared with non consolidated data of the company for the same periods of 2002.

Net Income

In U.S. dollars, third quarter 2003 net income was U.S.$ 0.4 million compared with a net loss of U.S.$ 2.5 million in the third quarter of 2002.

The U.S. dollar depreciated by 14% against the Euro on a quarterly average basis; the average exchange rate was(euro)1= U.S.$ 1.124 in the third quarter of 2003 and(euro)1= U.S.$ 0.984 in the corresponding quarter of 2002.

Income statement review

As a consequence of the sale of all its operating activities, the company has no revenues and no cost of good sold, so the operating results both for the quarter and the first half consisted only of General and Administrative expenses.

General and Administrative expenses for the third quarter 2003 totaled (euro)0.5 million compared to (euro)0.4 million in the previous year; General and Administrative consist mainly of services/ consulting costs.

Other income was (euro)0.3 million for the third quarter 2003 compared to expenses of (euro)2.1 million for the third quarter 2002 as a result of positive net interest and the elimination of other expenses.

For the third quarter 2003 there was a tax credit of (euro)0.5 million compared to (euro)0.03 million in the third quarter of last year.

As a consequence of the above mentioned factors, net income for the quarter was
(euro)0.4 million compared with a net loss of (euro)2.6 million in the third quarter of 2002.

Balance sheet review

Net working capital as of September 30th, 2003 was (euro)10.0 million compared with (euro)17.7 million as of September 30th, 2002 (a 44% decrease).

Equity investments, after the sale of all the operating subsidiaries, were down to zero, from (euro)78.9 million as of September 30th 2002.

Net financial position as of September 30th, 2003 was positive for (euro)32.9 million compared with (euro)35.2 million as of September 30th, 2002.

The extraordinary shareholders meeting held on October 24, 2003 resolved to change the Company name from "Fila Holding S.p.A." to "RCS Investimenti S.p.A." effective January 1, 2004.

The Fila ADSs have been de-listed from The New York Stock Exchange.

BALANCE SHEET SUMMARY

(Italian GAAP)

--------------------------------------------------------------------------------------------------------
Euro million                                              September 30, 2003          September 30, 2002
                                                              (unaudited)                 (unaudited)
Trade receivables                                                 5.7                         9.9
Other current assets                                             13.1                        14.3
Accounts payable                                                 (8.8)                       (6.5)
Working Capital *                                                10.0                        17.7
Net fixed and non current assets                                  0.3                        79.7
                                                               ------                      ------
TOTAL NET ASSETS                                                 10.3                        97.4

Net Financial Indebtedness (credit)                             (32.9)                      (35.2)
Provision and Other Liabilities                                   0.0                        104.6
Shareholders' Equity                                             43.2                        28.0
                                                               ------                      ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       10.3                        97.4
--------------------------------------------------------------------------------------------------------

*     Excluding cash and short term loans.
Figures may not add due to rounding.

KEY FIGURES IN U.S. DOLLARS
(Italian GAAP)

We publish our financial statements in Euro. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods.

-------------------------------------------------------------------------------------------------------------
                                                      THIRD QUARTER                       NINE MONTHS
                                                   ended September 30                  ended September 30
                                                       (unaudited)                        (unaudited)
                                                 2003              2002              2003             2002
                                                 ----              ----              ----             ----
Net Income/(Loss) (U.S.$/million)                   0.4              (2.5)            (86.2)           (64.1)

Net Income/(Loss) per ADS (*)
(U.S.$/ADS)                                         0.0             (0.08)            (0.89)           (2.10)

Average Number of Ordinary Shares
outstanding:                                 96,511,312        30,555,206        96,506,701       30,555,206

Average exchange rate                             1.124             0.984             1.111            0.926
(U.S. dollars per Euro)
-------------------------------------------------------------------------------------------------------------

* Losses per ADS were calculated by dividing Net Loss by the number of Shares outstanding (including Shares represented by ADSs) during the period (each ADS representing 1 ordinary share).

                               FILA HOLDING S.p.A.
                      STATEMENTS OF OPERATIONS (UNAUDITED)

                                                         FOR THE THREE MONTHS                FOR THE NINE MONTHS
                                                          ENDED SEPTEMBER 30,                ENDED SEPTEMBER 30,
                                                        2003              2002              2003              2002
                                                    -----------       -----------       -----------       -----------
                                                           (in thousands of Euro, except for earnings per share)
Net revenues:
   Net direct sales                                          --                --                --                --
   Royalty income                                            --                --                --                --
   Other revenues                                            --                --                --                --
                                                    -----------       -----------       -----------       -----------
                                                             --                --                --                --

Cost of sales                                                --                --                --                --
                                                    -----------       -----------       -----------       -----------

Gross profit                                                 --                --                --                --

   General and administrative
   expenses                                                 491               397             6,416             1,425
                                                    -----------       -----------       -----------       -----------

Loss from operations                                       (491)             (397)           (6,416)           (1,425)

Other income (expense):
   Interest income                                          180             4,019             5,282            11,367

   Interest expense                                         (48)           (3,403)           (3,705)           (8,759)

   Foreign exchange (losses) incomes                          8              (557)           16,621              (999)

   Loss on disposal of equity investments in
   subsidiaries                                              --                --           (68,767)          (66,593)

   Forgiveness of receivable from subsidiaries               --                --           (20,000)               --

   Other expense, net                                       185            (2,182)             (469)           (2,488)
                                                    -----------       -----------       -----------       -----------
                                                            325            (2,123)          (71,038)          (67,472)
                                                    -----------       -----------       -----------       -----------

Loss before income taxes                                   (166)           (2,520)          (77,454)          (68,897)

Income taxes                                               (539)               30               141               313
                                                    -----------       -----------       -----------       -----------
Net income (loss)                                           373            (2,550)          (77,595)          (69,210)
                                                    ===========       ===========       ===========       ===========

Loss per share                                             0.00             -0.08             -0.80             -2.27

Average number of ordinary
shares outstanding (1)                               96,511,312        30,555,206        96,506,701        30,555,206

(1) Average number of ordinary shares outstanding in 2002 have been restated to reflect the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002.

Fila Holding S.p.A.
Investor Relations
Viale Cesare Battisti, 26
13900 Biella - Italy
Tel. +39.015.35061
Fax +39.015.3506297

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2003

FILA HOLDING S.p.A.
(Registrant)


By: /s/ Enzio Bermani
    -------------------------
Name:  Enzio Bermani
Title: Director